 Exhibit 99.5

Execution Version

SECURITY AGREEMENT

THIS AGREEMENT is made as of the 2nd day of March, 2012 by BANRO CORPORATION, as issuer (the “Company”) in favour of EQUITY FINANCIAL TRUST COMPANY, as Collateral Agent.

BACKGROUND:

Pursuant to an indenture of even date herewith (the “Indenture”) among the Company, each of the Guarantors listed on the signature pages thereto and Equity Financial Trust Company, as Trustee and the Collateral Agent, the Company has duly authorized the creation of and issue of the Initial Notes for the purposes and on the terms and conditions more specifically outlined therein.

It is a condition to the creation of and issue of the Initial Notes that the Company enter into a security agreement in favour of the Collateral Agent, for its own benefit and for the rateable benefit of the other Holder Parties, to secure its Indenture Obligations.

FOR VALUABLE consideration (the receipt and sufficiency of which are hereby acknowledged), the Company covenants, acknowledges, represents and warrants in favour of the Collateral Agent, for its own benefit and for the rateable benefit of the other Holder Parties, as follows:

Article 1
INTERPRETATION

1.1	Definitions

Each word and expression defined in Schedule 1.1 is used in this Security Agreement with the respective defined meaning assigned to it in Schedule 1.1. Each word and expression (capitalized or not) defined or given an extended meaning in the Indenture, and not otherwise defined herein, is used in this Security Agreement with the respective defined or extended meaning assigned in the Indenture. Words and expressions defined in the PPSA and/or the STA and used without initial capitals in this Security Agreement (including in Schedule 1.1) have the respective defined meanings assigned to them in the PPSA and/or STA, unless the context otherwise requires.

1.2	Statutes

Each reference in this Security Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision of any thereof) at any time shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each change thereto made at or before the time in question.

1.3	Reference to Agreements and Documents

Each reference in this Security Agreement to any agreement or document (including this Security Agreement and any other term defined in Schedule 1.1 that is an agreement or document) shall be construed so as to include such agreement or document (including any attached schedules, appendices and exhibits), and each change made to it at or before the time in question.

1.4	Headings

The Article and Section headings in this Security Agreement are included solely for convenience, are not intended to be full or accurate descriptions and shall not be considered part of this Security Agreement.

1.5	Grammatical Variations

In this Security Agreement, (a) words and expressions (including defined terms and words and expressions (capitalized or not) given extended meanings) in the singular include the plural and vice versa (the necessary changes being made to fit the context), (b) words in one gender include all genders and (c) grammatical variations of words and expressions (capitalized or not) defined, given extended meanings or incorporated by reference herein shall be construed in like manner.

Article 2
GRANT OF SECURITY

2.1	Security

The Company, as general and continuing collateral security, without impairment or novation, for the due payment and performance of the Indenture Obligations, and subject to the exceptions in Sections 2.11 and 2.16, hereby mortgages, charges and grants a security interest in all of its present and after-acquired real and personal property to and in favour of the Collateral Agent as follows:

(a)	grants, assigns, conveys, hypothecates, mortgages and charges the following assets as and by way of a fixed and specific mortgage and charge to and in favour of the Collateral Agent:

(i)	all freehold, real or immovable property in which the Company now or hereafter has rights, together with all buildings, erections and fixtures now or hereafter constructed, erected or installed thereon;

(ii)	all leasehold real or immovable property in which the Company now or hereafter has rights, together with all buildings, erections and fixtures now or hereafter constructed, erected or installed thereon;

(iii)	all rights to the assets referred to in clauses (i) and (ii) above and related benefits, easements, franchises, immunities, licenses, privileges, rights of way, undersurface rights, servitudes, and other interests appertaining thereto or connected therewith; and

(iv)	all Proceeds and Replacements of or to assets referred to in clauses (i), (ii) and (iii) above, including all rights thereto;

(b)	charges, mortgages, hypothecs, pledges and assigns and grants a security interest in the following property as and by way of a fixed and specific security to and in favour of the Collateral Agent:

(i)	Accounts;

(ii)	Chattel Paper;

(iii)	Documents of Title;

(iv)	Equipment;

(v)	Instruments;

(vi)	Intangibles, other than Intellectual Property;

(vii)	Inventory;

(viii)	Investment Property (other than Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares and general partnership interests);

(ix)	Money;

(x)	Records;

(xi)	all insurance policies in which the Company now or hereafter has rights;

(xii)	the business, undertakings and goodwill of the Company;

(xiii)	all rights of the Company to the property referred to in clauses (i) to (xii) inclusive above; and

(xiv)	all Proceeds and Replacements (other than Proceeds or Replacements comprised of Intellectual Property, Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares or general partnership interests which shall be subject to the security interest granted under paragraph (c) below) of or to property referred to in clauses (i) to (xiii) inclusive above, including all rights thereto;

(c)	grants a security interest in the following assets as and by way of a fixed and specific security in favour of the Collateral Agent:

(i)	Intellectual Property;

(ii)	Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares and general partnership interests;

(iii)	all rights of the Company to the property referred to in clauses (i) and (ii) above; and

(iv)	all Proceeds and Replacements of or to property referred to in clauses (i), (ii) and (iii) above, including all rights thereto; and

(d)	grants a security interest in the following property, and grants, assigns, conveys, mortgages and charges the following property as and by way of a floating charge to and in favour of the Collateral Agent:

(i)	the business, undertakings and goodwill of the Company and all personal property, tangible and intangible, of whatever nature and kind in which the Company now or hereafter has rights, its uncalled capital (if any) and all its present and future revenues, save and except such assets as are validly and effectively subject to the fixed and specific security created by paragraphs (a), (b) and (c) above;

(ii)	all rights of the Company to the property referred to in clause (i) above; and

(iii)	all Proceeds and Replacements (other than Proceeds or Replacements comprised of Intellectual Property, Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares or general partnership interests which shall be subject to the security interest only granted under paragraph (c) above) of or to property referred to in clauses (i) and (ii) above, including all rights thereto.

2.2	Attachment

The Company agrees that value has been given, that the Company and the Collateral Agent have not agreed to postpone the time for attachment of the Security and that the Security is intended to attach, as to all of the Collateral in which the Company now has rights, when the Company executes this Security Agreement, and, as to all Collateral in which the Company only has rights after the execution of this Security Agreement, when the Company first has such rights. For certainty, the Company confirms and agrees that the Security is intended to attach to all present and future Collateral of the Company and each successor of the Company.

2.3	Habendum

The Collateral Agent agrees to hold the Collateral in trust for the Holder Parties to be dealt with in the manner provided for in this Security Agreement and/or the Indenture.

2.4	Duty of Care

The Collateral Agent shall not have any duty of care to the Company with respect to Collateral in physical form which is delivered to the Collateral Agent to be held by it pursuant to this Security Agreement, other than to use the same care in the physical custody and physical preservation of such Collateral as it would with its own physical property of like nature. The Collateral Agent shall have no obligation to (a) take any action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to the Collateral or (b) take any necessary actions required to preserve rights against any persons with respect to Collateral.

2.5	Disposals of Collateral

So long as no Event of Default has occurred that is continuing, the Company may, provided to do so is not contrary to any provision hereof or the Indenture, dispose of and otherwise deal with the Collateral in the ordinary course of its business and for the purpose of carrying on such business including, without limitation, Permitted Investments. All Proceeds, including all rights of the Company as vendor, consignor or lessor and all resulting Accounts, shall be subject to the Security.

2.6	Permitted Liens

The Company shall not grant or permit to subsist any Lien in the Collateral, except for Permitted Liens.

2.7	Proceeds Held in Trust

If an Event of Default has occurred and is continuing, the Company shall receive and hold all Proceeds in trust for the benefit of the Holder Parties, separate and apart from other monies, instruments or property, and shall forthwith endorse as necessary and pay over or deliver them to the Collateral Agent to be dealt with in the manner provided for in this Security Agreement and/or the Credit Agreement.

2.8	Account Debtors

If an Event of Default has occurred and is continuing, the Collateral Agent may require any account debtor of the Company to make payment directly to the Collateral Agent and the Collateral Agent may hold all amounts acquired from any such account debtors and any Proceeds as part of the Collateral to be dealt with in the manner provided for this Security Agreement and/or the Indenture.

2.9	Collection of Accounts

The Company shall take all commercially reasonable steps to collect all Accounts owing to it.

2.10	Securities

(a)	Contemporaneously with the execution and delivery of this Security Agreement (with respect to Securities and Security Entitlements in which the Company now has rights) and within ten (10) Business Days of the Company first having rights in Securities and Security Entitlements (with respect to Securities and Security Entitlements in which the Company only has rights after the execution and delivery of this Security Agreement), the Company shall:

(i)	physically deliver to the Collateral Agent each certificated Security that is in bearer form;

(ii)	physically deliver to the Collateral Agent each certificated Security that is in registered form and not registered in the name of a clearing agency and, except for Unlimited Liability Shares, either (as the Collateral Agent shall direct) endorse the Security certificate to the Collateral Agent or in blank by an effective endorsement or register the Security certificate in the name of the Collateral Agent or its representative;

(iii)	deliver to the Collateral Agent each uncertificated Security, except for Unlimited Liability Shares, or cause the issuer of that uncertificated Security to enter into an Account Control Agreement; or

(iv)	do one of the following (as the Collateral Agent shall direct):

(A)	cause a Securities Intermediary to enter into an Account Control Agreement in relation to the Securities Accounts or Security Entitlements; or

(B)	cause another person that has control on behalf of the Collateral Agent, or having previously obtained control acknowledges that such person has control on behalf of the Collateral Agent to have control of any Security Entitlement in the manner contemplated by subclause (A) above.

Any Security, including any Security Entitlement, held or controlled by the Collateral Agent pursuant to the foregoing provisions of this Subsection 2.10(a) shall be held as Collateral under this Security Agreement to be dealt with in the manner provided for in this Security Agreement and/or the Indenture.

(b)	Subject to Subsection 2.10(c), all rights conferred by statute or otherwise upon a registered holder of Securities shall:

(i)	with respect to any Securities or Security Entitlement held directly by the Collateral Agent or its representative, be exercised as the Company may direct and for this purpose, the Collateral Agent shall, promptly upon the request of the Company, execute and deliver to the Company all such proxies and powers of attorney as the Company may reasonably request for the purpose of enabling the Company to exercise the rights and powers that it is entitled to exercise pursuant to this Section 2.10(b)(i); and

(ii)	with respect to any Securities or Security Entitlement held directly by the Company or its representative, be exercised by the Company.

(c)	With respect to the Company’s rights relating to any Securities:

(i)	such rights shall not be exercised in any manner which is reasonably likely to be inconsistent with the rights intended to be conferred on the Collateral Agent by or pursuant to this Security Agreement;

(ii)	the Company shall not, without the prior written consent of the Collateral Agent or unless expressly permitted under the Indenture, by the exercise of any of such rights or otherwise, permit or agree to any variation of the rights attached to or conferred by any of the Securities, participate in any rights issue, elect to receive or vote in favour of receiving any dividends other than in the form of cash or participate in any vote concerning a dissolution, liquidation or winding-up of an issuer of Securities pursuant to its incorporating statute (or any similar proceeding), other than as expressly permitted by written agreement with the Collateral Agent;

(iii)	unless and until an Event of Default shall have occurred and be continuing, the Company shall be entitled to receive and retain any cash dividends paid on the securities and any Proceeds derived from any sale of Securities permitted by the Indenture; and

(iv)	after the occurrence of an Event of Default and while it is continuing (and without any consent or authority on the part of the Company), the Collateral Agent and its representatives may at the Collateral Agent’s discretion (in the name of the Company or otherwise) exercise or cause to be exercised in respect of any of the Securities (other than Securities comprised of Unlimited Liability Shares) any voting rights or rights to receive dividends, interest, principal or other payments of money, as the case may be, forming part of the Securities and all other rights conferred on or exercisable by the bearer or holder thereof.

2.11	Unlimited Liability Shares

Notwithstanding any provisions to the contrary contained in this Security Agreement or any other document or agreement among all or some of the parties hereto, the Company is the sole registered and beneficial owner of each Unlimited Liability Share subject to the Security and will remain so until such time as such Unlimited Liability Shares are effectively transferred into the name of the Collateral Agent or another person on the books and records of the Unlimited Company issuer thereof. Accordingly, the Company shall be entitled to receive and retain for its own account any dividend on or other distribution, if any, in respect of such Unlimited Liability Shares (except insofar as the Company has granted a security interest in such dividend or other distribution in favour of the Collateral Agent hereunder, and any Securities which constitute Collateral shall be delivered forthwith upon receipt by the Company to the Collateral Agent to hold as Collateral hereunder) and shall have the right to vote such Unlimited Liability Shares and to control the direction, management and policies of the issuer Unlimited Company to the same extent as the Company would if such Unlimited Liability Shares were not subject to the Security. Nothing in this Security Agreement or any other document or agreement among all or some of the parties hereto is intended to, and nothing in this Security Agreement or any other document or agreement among all or some of the parties hereto shall, constitute any Holder Party or any person other than the Company, a member of any Unlimited Company for the purposes of any applicable governing statute of such Unlimited Company until such time as notice is given to the Company (and not revoked) as provided herein and further steps are taken thereunder so as to register any Holder Party or such other person as holder of such Unlimited Liability Shares. To the extent any provision hereof would have the effect of constituting any Holder Party as a member of the Unlimited Company issuer, such provision shall be severed therefrom and ineffective without otherwise invalidating or rendering unenforceable this Security Agreement or such provision insofar as it relates to property which is not Unlimited Liability Shares. Except upon the exercise of rights to sell or otherwise dispose of Unlimited Liability Shares following the occurrence of an Event of Default and while it is continuing, the Company shall not cause, permit or enable any Unlimited Company issuer to cause, permit, or enable the Collateral Agent to:

(a)	be registered as a shareholder or member of the Unlimited Company;

(b)	have any notation entered in its favour in the share register in respect of Unlimited Liability Shares;

(c)	hold any Holder Party out as a shareholder or member of an Unlimited Company;

(d)	act or purport to act as a member of an Unlimited Company, or obtain, exercise or attempt to exercise any rights of a shareholder or member, of the Unlimited Company;

(e)	be held out as shareholder or member of the Unlimited Company;

(f)	receive, directly or indirectly, any dividends, property or other distributions from the Unlimited Company by reason of the Collateral Agent holding a security interest in the Unlimited Liability Shares; or

(g)	act as a shareholder or member of the Unlimited Company, or exercise any rights of a shareholder or member including the right to attend a meeting of, or to vote the shares of, an Unlimited Company or to be entitled to receive or receive any distribution in respect of Unlimited Liability Shares.

The foregoing limitation shall not restrict the Collateral Agent from exercising the rights which it is entitled to exercise hereunder in respect of any Collateral constituting Unlimited Liability Shares or Security Entitlements in Unlimited Liability Shares at any time that the Collateral Agent shall be entitled to enforce the Security and realize on all or any portion of the Collateral pursuant to the Security.

2.12	General Partnership Interests

Notwithstanding any provision to the contrary contained in this Security Agreement or any other agreement or document among all or some of the parties hereto, the Company is the sole registered and beneficial owner of each interest held by it in any general partnership and general partnership interest in any limited partnership subject to the Security and will remain so until such time as such interest is effectively transferred into the name of another person on the books and records of the issuer thereof. To the extent any provision hereof would have the effect of constituting any Holder Party as a general partner of any limited or general partnership, such provision shall be severed herefrom and ineffective without otherwise invalidating or rendering unenforceable this Security Agreement or such provision insofar as it relates to property which is not such a general partner interest in a partnership.

2.13	Commingled Goods

If Collateral subsequently becomes part of a product or mass to which the security interest of another secured party attaches, then the Security shall continue in such product or mass and extend to all Accounts, Replacements or Proceeds arising from any dealing with such product or mass, ranking in priority to those Liens of any other person holding a Lien upon such product or mass. The Company shall not grant or permit to subsist any Lien in favour of any other creditor in goods that become part of any such product or mass, unless that creditor first agrees to the subordination of its interest to that of the Collateral Agent in all Accounts, Replacements and Proceeds arising from dealings with such product or mass, and the Company shall use commercially reasonable best efforts to obtain the consent of each existing such creditor to the rights granted to the Collateral Agent in this Section 2.13.

2.14	Leases

(a)	The last day of the term of any lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Company shall be excepted from the Security and shall not form part of the Collateral but the Company shall stand possessed of such one day remaining upon trust to assign and dispose of the same as the Collateral Agent directs. If any such lease or agreement therefor contains a provision which provides in effect that such lease or agreement may not be assigned, sub-leased, charged or made the subject of any Lien without the consent of the lessor, the application of the Security to any such lease or agreement shall be conditional upon such consent being obtained.

(b)	For each of the premises identified by the Collateral Agent as Material (a “Material Premises”), the Company shall obtain, within 30 days of the date hereof (in the case of each such lease or agreement existing on the execution hereof by the Company) or contemporaneously with the entry into of such lease or agreement (in the case of each such future lease or agreement), an agreement from the landlord of such Material Premises (in form and substance satisfactory to the Collateral Agent) intended to: (i) consent to the Security in such lease or agreement, and (ii) preserve and facilitate the realization of the Security with respect to Collateral located at such premises.

(c)	The Company shall, at the time it enters into any Material IP Licence, obtain from the licensor or licensee (as applicable) under such Material IP Licence (i) a consent to the Security in such Material IP Licence and related Intellectual Property, including all of the Company’s rights thereto, and to any disposition thereof pursuant to Article 6 and (ii) an agreement that none of the Holder Parties shall have any obligations to such licensor or licensee (as applicable) by reason only of such Security or disposition.

2.15	Operating Rights

(a)	Notwithstanding anything to the contrary contained in any other provision of this Security Agreement, if the Company cannot lawfully grant the Security in any agreement, right, franchise, equipment lease or sublease, Intellectual Property right or Licence in which it now or hereafter has rights (each, an “Operating Right”) because the terms of such Operating Right prohibit or restrict such Security, the Operating Right requires the consent of any person which has not been obtained or the grant of such Security in the Operating Right would contravene or is void under any applicable statute or regulation, result in a material loss and expense to the Company or (in the judgment of the Collateral Agent) materially adversely affect the Security in any material way in any other Collateral, that Operating Right shall not, to the extent it would be illegal, void, result in a material loss and expense to the Company or materially adversely affect the Security in any material way in other Collateral (each, a “Prescribed Operating Right”), be subject to the Security (save to the extent provided below) unless and until such agreements, consents, waivers and approvals as may be required to avoid such illegality, voidness, material loss and expense or material adverse effect have been obtained (“Required Approvals”). The Security shall nonetheless immediately attach to any rights of the Company arising under, by reason of, or otherwise in respect of such Prescribed Operating Right, such as the right to receive payments thereunder and all Proceeds and Replacements of the Prescribed Operating Right (“Related Rights”), (i) if and to the extent and as at the time such attachment to the Related Rights is not illegal, void, would not result in a material loss and expense to the Company or materially adversely affect the Security in any material way in any other Collateral, (ii) if such prohibition or restriction is not enforceable against third parties such as the Collateral Agent or (iii) if an Event of Default occurs.

(b)	To the extent permitted by applicable statute or regulation, the Company will hold in trust for the Holder Parties, and provide the Holder Parties with the benefits of, each Prescribed Operating Right and following the occurrence of an Event of Default and while it is continuing, will enforce all Prescribed Operating Rights at the direction of the Collateral Agent for the benefit of the Holder Parties or at the direction of such other person (including any purchaser of Collateral from the Collateral Agent or any Receiver) as the Collateral Agent may designate, provided that until the security interest created hereby becomes enforceable, the Company shall, to the extent permitted by the Indenture, be entitled to receive all proceeds relating to the Prescribed Operating Rights, subject to the Security.

2.16	Excluded Assets

The Collateral will not and shall at no time include:

(a)	any mining assets or other assets in respect of which the Company would be required to obtain approval from any governmental or regulatory authority in the Democratic Republic of the Congo in order to incur Liens on such assets; and

(b)	Excluded Assets.

2.17	Warehouse Premises

Upon request by the Collateral Agent from time to time, the Company shall obtain, as soon as reasonably practicable, an agreement from the owner and/or operator of each warehouse or storage facility where Collateral valued in excess of $250,000 is located intended to preserve and facilitate the realization of the Security with respect to Collateral located at such warehouse or storage facility in form and substance satisfactory to the Collateral Agent acting reasonably.

2.18	Instruments and Chattel Paper

Unless the Collateral Agent shall otherwise consent in writing (which consent may be revoked), the Company shall deliver to the Collateral Agent all Collateral consisting of Instruments and Chattel Paper (in each case accompanied by such instruments of transfer as the Collateral Agent shall require) under which amounts in excess of $100,000 (or equivalent in foreign currency) are payable promptly after the Company receives the same, save for Instruments deposited to accounts subject to an Account Control Agreement.

2.19	Consumer Goods

The Company shall ensure that Collateral does not and shall at no time include consumer goods.

2.20	Revisions to Schedules

The Company shall forthwith revise and provide the Collateral Agent with updated Schedules hereto to ensure that the representations and warranties relative thereto made by the Company is true, accurate and complete at all times so far as is reasonably practicable.

Article 3
REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to and in favour of the Collateral Agent as follows:

3.1	Locations of Collateral

The registered office, places of business, chief executive office, principal place of residence and location of the Company (within the meaning assigned in Section 7(3) of the PPSA) and the locations of the tangible Collateral (except (i) Collateral which is in transit to and from such premises in the ordinary course of business, (ii) Collateral having an aggregate value that does not exceed $250,000 and (iii) Collateral which has been disposed of in accordance with the provisions of the Indenture Documents), including its Records relating thereto, are listed in Schedule 3.1. The jurisdiction in which the chief executive officer resides is listed in Schedule 3.1.

3.2	Intellectual Property

Schedule 3.2 includes a complete list of all material software, patents, trademarks, copyrights and industrial designs owned or used by the Company in carrying on its business subdivided into the categories (i) owned by the Company, (ii) licensed for use to the Company and (iii) licensed for use by the Company.

3.3	Securities

Schedule 3.3 includes a complete list of all Securities and Securities Accounts in which the Company has rights.

3.4	Bank Accounts

Schedule 3.4 includes a complete list of all deposit, current and other accounts maintained with any bank, trust company or other financial institution in which the Company has rights.

3.5	Instrument and Chattel Paper

Schedule 3.5 lists all Instruments and Chattel Paper having a value in excess of $100,000 in which the Company has rights. All action necessary or desirable to protect and perfect the Security on each such item of Instruments and Chattel Paper has been duly taken.

3.6	Repetition of Representations and Warranties

The representations and warranties made pursuant to this Article 3 shall be deemed to be repeated each time the representations and warranties of the Company are made or deemed to be repeated under or pursuant to the Indenture.

3.7	Reliance and Survival

All representations and warranties of the Company made herein or in any certificate or other document delivered by the Company to the Collateral Agent are material, shall survive the execution and delivery of this Security Agreement and shall continue in full force and effect until the Indenture Obligations are paid in full. Each Holder Party shall be deemed to have relied upon each such representation and warranty notwithstanding any investigation made by or on behalf of any of the Holder Parties at any time.

Article 4
COVENANTS OF THE COMPANY

4.1	Payment of Indenture Obligations

The Company shall punctually pay and perform its Indenture Obligations.

4.2	Liens

The Company shall keep the Collateral free and clear at all times from Liens, except Permitted Liens, and shall defend the title to the Collateral against all persons as any prudent owner of Collateral would do. The foregoing shall not in any way prevent the Collateral Agent from, at any time, contesting the validity, enforceability or priority of any Lien. No Lien shall be entitled to priority over the Security, except to the extent that it is entitled to such priority as a purchase-money security interest under the PPSA. Nothing in this Security Agreement is intended to create any rights (including subordination rights or any release of Security) in favour of any person other than the Holder Parties, any Receiver and the other Indemnified Parties.

4.3	Insurance

(a)	The Company shall insure the Collateral as required by the provisions of the Indenture Documents. If the Company fails to obtain and maintain any such insurance, the Collateral Agent or any Receiver may do so and the Company shall forthwith upon demand reimburse the Collateral Agent or the Receiver for all its disbursements, costs and expenses so incurred.

(b)	Upon request by the Collateral Agent, the Company shall execute and deliver to the Collateral Agent an assignment of all insurance proceeds arising under, by reason of or otherwise in respect of each policy of insurance maintained by the Company in such form as the Collateral Agent shall reasonably require, duly acknowledged and consented to by the insurers and brokers.

4.4	Further Assurances

The Company shall at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, transfers, mortgages, pledges and charges, assignments, documents and assurances as the Collateral Agent may reasonably require in order to give effect to the provisions of this Security Agreement and for the better securing or perfecting the Security and the priority accorded to the Security intended under the Indenture Documents and/or this Security Agreement. Subject to Sections 2.11, 2.14, 2.15 and 2.16, upon the request of the Collateral Agent, the Company shall specifically mortgage, pledge, charge, grant a security interest in, or assign in favour of the Collateral Agent any Collateral in which the Company now or hereafter has rights and shall execute all documents reasonably required by the Collateral Agent in connection therewith. The Company constitutes and appoints the Collateral Agent to be its attorney with full power of substitution to do on the Company’s behalf anything that the Company can lawfully do by an attorney, including to do, make and execute all such assignments, documents, acts, matters or things, with the right to use the name of the Company, whenever and wherever it deems necessary or expedient and to carry out the Company’s obligations under this Security Agreement. Such power of attorney, being granted by way of security and coupled with an interest, is irrevocable until the Indenture Obligations of the Company are paid in full. Such power of attorney shall not be exercisable by the Collateral Agent (a) unless an Event of Default has occurred and while it is continuing or (b) unless the Collateral Agent has requested the Company to take any action required pursuant to this Section 4.4 and the Company has failed to do so.

4.5	Notice of Change

The Company shall notify the Collateral Agent in writing:

(a)	forthwith of any uninsured loss of or damage to any Collateral in a value exceeding $250,000; and

(b)	at least ten (10) Business Days prior to (i) any change of name, or the adoption of a French or combined English/French or French/English form of the name, of the Company, (ii) any transfer of the Company’s interest in any Collateral not expressly permitted hereunder, (iii) any change in or addition to the location of any Collateral from those locations referred to in Section 3.1, (iv) any change in the jurisdiction where (A) the Company is incorporated, formed or continuing or is located (within the meaning of Section 7(3) of the PPSA) or (B) the registered office, chief executive office or principal place of residence of the Company is located.

4.6	Costs

The Company shall forthwith reimburse the Collateral Agent, on demand and on a full indemnity basis, for all interest, commissions, costs of realization and other costs and expenses (including legal fees and expenses on a full indemnity basis) incurred by the Collateral Agent or any Receiver in connection with the preparation, issuance, protection, enforcement of and advice with respect to this Security Agreement and the perfection, protection, enforcement of and advice with respect to the Security, including those arising in connection with the realization, disposition of, retention, protection or collection of any Collateral and the protection or enforcement of the rights of the Collateral Agent or any Receiver and those incurred for registration costs of any financing statement registered in connection with the Security.

4.7	Reimbursements as Indenture Obligations

All amounts for which the Company is required hereunder to reimburse the Collateral Agent or any Receiver shall, from the date of disbursement until the date the Collateral Agent or such Receiver receives reimbursement, be deemed advanced to the Company by the Collateral Agent or such Receiver, as the case may be, on the faith and security of this Security Agreement shall be deemed to be Indenture Obligations secured by the Security and shall bear interest from the date of disbursement, compounded and payable monthly, both before and after demand, default and judgment, until payment of such amount is paid in full at the rate of interest charged pursuant to the Notes plus 2%.

4.8	General Indemnity

The Company will indemnify each Holder Party, any Receiver and their respective representatives, (each, an “Indemnified Party”) in respect of, and save each Indemnified Party fully harmless from and against, all claims and losses and expenses which such Indemnified Party may suffer or incur in connection with (a) the exercise by the Collateral Agent or any Receiver of any of its rights hereunder, (b) any breach by the Company of the representations or warranties of the Company contained herein, or (c) any breach by the Company of, or any failure by the Company to observe or perform, any of the Indenture Obligations, save that the Company shall not be obliged to so indemnify any Indemnified Party to the extent such claims and losses and expenses are determined by a final judgment to have directly resulted from the wilful misconduct or gross negligence of the Indemnified Party. The Collateral Agent shall be constituted as the trustee of each Indemnified Party, other than itself, and shall hold and enforce each such other Indemnified Party’s rights under this Section 4.8 for their respective benefits.

4.9	Registration

The Company shall, to the extent the Collateral Agent has not caused Fasken Martineau DuMoulin LLP to do so, cause its representatives to forthwith register, file and record this Security Agreement or notice thereof, on behalf of the Collateral Agent, at all proper offices where, in the opinion of the Fasken Martineau DuMoulin LLP, such registration, filing or recording may be necessary or advantageous to create, perfect, preserve or protect the Security in the Collateral and its priority and shall cause its representatives to maintain all such registrations, filings and recordings on behalf of the Collateral Agent in full force and effect.

Article 5
DEFAULT

5.1	Default

Whenever any Event of Default has occurred and is continuing, unless the Collateral Agent notifies the Company to the contrary and subject to such terms and conditions as may be contained in such notice, the Security shall become immediately crystallized and enforceable without the necessity for any further action or notice by the Collateral Agent, except that no Security over Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares or general partnership interests shall be enforceable without notice in writing from the Collateral Agent to the Company that specifically identifies the Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares or general partnership interests and the intention of the Collateral Agent to enforce its Security therein, which notice has not been revoked.

5.2	Security Enforceable

The fact that this Security Agreement provides for Defaults and rights of acceleration shall not derogate from the demand nature of any Indenture Obligation payable on demand.

5.3	Waiver

The Collateral Agent may waive any Default or any breach the Company of any of the provisions of this Security Agreement. No waiver, however, shall be deemed to extend to a subsequent breach or Default, whether or not the same as or similar to the breach or Default waived, and no act or omission by the Collateral Agent shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or the rights of the Collateral Agent arising therefrom. Any such waiver must be in writing and signed by the Collateral Agent to be effective. No failure on the part of the Collateral Agent to exercise, and no delay by the Collateral Agent in exercising, any right under this Security Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

Article 6
REMEDIES ON DEFAULT

6.1	Remedies of Collateral Agent

If the Security becomes enforceable in accordance with Article 5, the Collateral Agent shall have the rights set out in this Article 6.

6.2	Right to Appoint a Receiver

The Collateral Agent may appoint by instrument in writing one or more Receivers of any Collateral. Any such Receiver shall have the rights set out in this Article 6. In exercising such rights, any Receiver shall act as and for all purposes shall be deemed to be the Collateral Agent of the Company and no Holder Party shall be responsible for any act or default of any Receiver. The Collateral Agent may remove any Receiver and appoint another from time to time. An officer or employee of the Collateral Agent may be appointed as a Receiver. No Receiver appointed by the Collateral Agent need be appointed by, nor need its appointment be ratified by, or its actions in any way supervised by, a court. If two or more Receivers are appointed to act concurrently, they shall, unless otherwise expressly provided in the instrument appointing them, so act severally and not jointly and severally. The appointment of any Receiver or anything done by a Receiver or the removal or termination of any Receiver shall not have the effect of constituting any Holder Party a mortgagee in possession in respect of the Collateral.

6.3	Rights of a Receiver

Any Receiver appointed by the Collateral Agent shall have the following rights:

(a)	Power of Entry. Any Receiver may at any time enter upon any premises owned, leased or otherwise occupied by the Company or where any Collateral is located to take possession of, disable or remove any Collateral, and may use whatever means the Receiver considers advisable to do so.

(b)	Right to Possession. Any Receiver shall be entitled to immediate possession of Collateral and the Company shall forthwith upon demand by any Receiver deliver up possession to a Receiver of any Collateral.

(c)	Power of Sale.

(i)	Any Receiver may sell, lease, consign, license, assign or otherwise dispose of any Collateral by public auction, private tender or private contract with or without notice, advertising or any other formality, all of which are hereby waived by the Company to the extent permitted by applicable law. Any Receiver may, at its discretion, establish the terms of such disposition, including terms and conditions as to credit, upset, reserve bid or price. All payments made pursuant to such dispositions shall be credited against the Indenture Obligations only as they are actually received. Any Receiver may buy in, rescind or vary any contract for the disposition of any Collateral and may dispose of any Collateral again without being answerable for any loss occasioned thereby. Any such disposition may take place whether or not the Receiver has taken possession of the Collateral. The exercise by the Receiver of any power of sale does not preclude the Receiver from further exercise of its power of sale in accordance with this clause.

(ii)	The Company agrees that any Receiver may, in its discretion, approach a restricted number of potential purchasers to effect any sale of any Securities comprised in the Collateral pursuant to Subsection 6.3(c)(i) and that a sale under such circumstances may yield a lower price for Collateral than would otherwise be obtainable if the same were registered and sold in the open market. The Company agrees that:

(A)	in the event any Receiver shall so sell Collateral at such private sale or sales, the Receiver shall have the right to rely upon the advice and opinion of any person who regularly deals in or evaluates Securities of the type constituting the Collateral as to the best price obtainable in a commercially reasonable manner; and

(B)	such reliance shall be conclusive evidence that the Receiver handled such matter in a commercially reasonable manner.

(d)	Carrying on Business. Any Receiver may carry on, or concur in the carrying on of, any of the business or undertaking of the Company and may, to the exclusion of all others, including the Company, enter upon, occupy and use any of the premises, buildings, plant and undertaking of or occupied or used by the Company and may use any of the Equipment and Intangibles of the Company for such time and such purposes as the Receiver sees fit. No Receiver shall be liable to the Company for any negligence in so doing or in respect of any rent, charges, costs, depreciation or damages in connection with any such action.

(e)	Pay Liens. Any Receiver may pay any liability secured by any actual or threatened Lien against any Collateral. A Receiver may borrow money for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Company and may grant Liens in any Collateral in priority to the Security as security for the money so borrowed. The Company will forthwith on demand reimburse the Receiver for all such payments and borrowings.

(f)	Dealing with Collateral. Any Receiver may seize, collect, realize, dispose of, enforce, release to third parties or otherwise deal with any Collateral in such manner, upon such terms and conditions and at such time as it deems advisable without notice to the Company (except as otherwise required by applicable law), and may charge on its own behalf and pay to others its costs and expenses (including legal, Receiver’s and accounting fees and expenses on a full indemnity basis) incurred in connection with such actions. The Company will forthwith upon demand reimburse the Receiver for all such costs or expenses.

(g)	Dealing with Leases. Any Receiver, for the purpose of vesting the one day residue of the term of any leasehold interest or renewal thereof in any purchaser, shall be entitled by deed or writing to appoint such purchaser or any other person as a new trustee of the aforesaid residue of any such term or renewal thereof in the place and stead of the Company and to vest the same accordingly in such new trustee so appointed free from any obligation respecting the same.

(h)	Powers re Collateral. Any Receiver may have, enjoy and exercise all of the rights of and enjoyed by the Company with respect to the Collateral or incidental, ancillary, attaching or deriving from the ownership by the Company of the Collateral, including the right to enter into agreements pertaining to the Collateral, the right to commence or continue proceedings to preserve or protect the Collateral and the right to grant or agree to Liens and grant or reserve profits à prendre, easements, rights of ways, rights in the nature of easements and licenses over or pertaining to the whole or any part of the Collateral.

(i)	Retain Services. Any Receiver may retain the services of such real estate brokers and agents, lawyers, accountants, appraisers and other consultants as the Receiver may deem necessary or desirable in connection with anything done or to be done by the Receiver or with any of the rights of the Receiver set out herein and pay their commissions, fees and disbursements (which payment shall constitute part of the Receiver’s disbursements reimbursable by the Company). The Company shall forthwith on demand reimburse the Receiver for all such payments.

6.4	Right to have Court Appoint a Receiver

The Collateral Agent may, at any time, apply to a court of competent jurisdiction for the appointment of a Receiver, or other official, who may have powers the same as, greater or lesser than, or otherwise different from, those capable of being granted to a Receiver appointed by the Collateral Agent pursuant to this Security Agreement.

6.5	Collateral Agent may exercise rights of a Receiver

In lieu of, or in addition to, exercising its rights under Sections 6.3 and 6.4, but subject to Section 2.11, the Collateral Agent has, and may exercise, any of the rights which are capable of being granted to a Receiver appointed by the Collateral Agent pursuant to this Security Agreement. Notwithstanding any provisions to the contrary contained in this Security Agreement, only the Collateral Agent, and not the Receiver, shall have the right to exercise the rights of a Receiver with respect to Unlimited Liability Shares, Security Entitlements to Unlimited Liability Shares and general partnership interests.

6.6	Retention of Collateral

The Collateral Agent, on behalf itself and other Holder Parties, may elect to retain any Collateral in satisfaction of the Indenture Obligations. The Collateral Agent may designate any part of the Indenture Obligations to be satisfied by the retention of particular Collateral which the Collateral Agent considers to have a net realizable value approximating the amount of the designated part of the Indenture Obligations, in which case only the designated part of the Indenture Obligations shall be deemed to be satisfied by the retention of the particular Collateral.

6.7	Limitation of Liability

Neither any Holder Party nor any Receiver shall be liable or accountable for any failure of the Collateral Agent or any Receiver to seize, collect, realize, dispose of, enforce or otherwise deal with any Collateral nor shall any of them be bound to institute proceedings for any such purposes or for the purpose of preserving any rights of any of the Holder Parties, the Company or any other person in respect of any Collateral. Neither any Holder Party nor any Receiver shall be liable or responsible for any loss and expense whatever which may accrue in consequence of any such failure, except to the extent of any losses and expenses that are determined by a final judgment to have directly resulted from the gross negligence or wilful misconduct of any of the Holder Parties, any Receiver or any of their respective representatives. If any Receiver or the Collateral Agent takes possession of any Collateral, neither any Holder Party nor any Receiver shall have any liability as a mortgagee in possession or be accountable for anything except actual receipts.

6.8	Extensions of Time

The Collateral Agent and any Receiver may grant renewals, extensions of time and other indulgences, take and give up Liens, accept compositions, grant releases and discharges, perfect or fail to perfect any Liens, release any Collateral to third parties and otherwise deal or fail to deal with the Company, debtors of the Company, guarantors, sureties and others and with any Collateral and other Liens as the Collateral Agent may see fit, all without prejudice to the liability of the Company to each of the Holder Parties or the rights of each of the Holder Parties and any Receiver under this Security Agreement.

6.9	Set-Off, Combination of Accounts and Crossclaims

The Indenture Obligations will be paid by the Company without regard to any equities between the Company and any Holder Party or any right of set-off or cross-claim. Any indebtedness owing by any Holder Party to the Company, direct or indirect, extended or renewed, actual or contingent, mutual or not, may be set off or applied against, or combined with, the Indenture Obligations by any Holder Party at any time either before or after maturity, without demand upon or notice to anyone and the terms of such indebtedness shall be changed hereby to the extent necessary to permit such set-off, application and combination.

6.10	Deficiency

If the proceeds of the realization of any Collateral are insufficient to repay all liquidated Indenture Obligations, the Company shall forthwith pay or cause to be paid to the Collateral Agent such deficiency.

6.11	Validity of Sale

No person dealing with the Collateral Agent or any Receiver or with any representative of the Collateral Agent or any Receiver shall be concerned to inquire whether the Security has become enforceable, whether any right of the Collateral Agent or any Receiver has become exercisable, whether any Indenture Obligations remain outstanding or otherwise as to the propriety or regularity of any dealing by the Collateral Agent or any Receiver with any Collateral or to see to the application of any money paid to the Collateral Agent or any Receiver, and in the absence of fraud on the part of such person such dealings shall be deemed, as regards such person, to be within the rights hereby conferred and to be valid and effective accordingly.

6.12	Collateral Agent and Receiver Not Obliged to Preserve Third Party Interests

To the extent that any Collateral constitutes an Instrument or Chattel Paper, neither the Collateral Agent nor any Receiver shall be obliged to take any steps to preserve rights against prior parties in respect of any such Instrument or Chattel Paper.

6.13	No Marshalling

The Company hereby waives any rights it may have under applicable law to assert the doctrine of marshalling or to otherwise require the Collateral Agent to marshal any Collateral or any other collateral of the Company or any other person for the benefit of the Company.

6.14	Collateral Agent or Receiver may Perform

If the Company fails to perform any Indenture Obligations, without limiting any other provision hereof, the Collateral Agent or any Receiver may perform those Indenture Obligations as attorney for the Company in accordance with Section 4.4. The Company shall remain liable under each Operating Right and each agreement and Licence to which it is party or by which it or any of its property is bound and shall perform all of its obligations thereunder, and shall not be released from any of its obligations under any such Operating Right, agreement or Licence by the exercise of any rights by the Collateral Agent or any Receiver. Neither any Holder Party nor any Receiver shall have any obligation under any such Operating Right, agreement or Licence, by reason of this Security Agreement, nor shall any Holder Party or any Receiver be obliged to perform any of the obligations of the Company thereunder or to take any action to collect or enforce any claim made subject to the security of this Security Agreement. The rights conferred on the Collateral Agent and any Receiver under this Security Agreement are for the purpose of protecting the Security in the Collateral and shall not impose any obligation upon the Collateral Agent or any Receiver to exercise any such rights.

6.15	Effect of Appointment of Receiver

As soon as the Collateral Agent takes possession of any Collateral or appoints a Receiver over any Collateral, all rights of each of the representatives of the Company with respect to that Collateral shall cease, unless specifically continued by the written consent of the Collateral Agent or the Receiver.

6.16	Rights in Addition

The rights conferred by this Article 6 are in addition to, and not in substitution for, any other rights any of the Holder Parties may have under this Security Agreement, at law, in equity or by or under applicable law or any other Indenture Document or agreement. The Collateral Agent may proceed by way of any proceeding at law or in equity, including (a) the right to take proceedings in any court of competent jurisdiction for the sale or foreclosure of the Collateral and (b) filing proofs of claim and other documentation to establish the claims of the Holder Parties in any proceeding relating to the Company. No right of the Collateral Agent or any Receiver shall be exclusive of or dependent on any other. Any such right may be exercised separately or in combination, and at any time. The exercise by the Collateral Agent or any Receiver of any right hereunder does not preclude the Collateral Agent or any Receiver from further exercise of such right in accordance with this Security Agreement.

6.17	Application of Payments Against Indenture Obligations

Each Recovery received by the Collateral Agent shall, notwithstanding any appropriation by the Company, be appropriated by the Collateral Agent against such Indenture Obligations as the Collateral Agent shall direct or as the Indenture Documents shall otherwise require, and the Collateral Agent shall have the right to change any appropriation at any time. If any Recovery is received or appropriated by the Collateral Agent in respect of Indenture Obligations not yet due, they shall be credited to a cash collateral account opened by the Collateral Agent for such purpose in its own records of account, as the Collateral Agent may in its discretion decide, and appropriated to the Indenture Obligations when due or be otherwise dealt with in accordance with the Indenture Documents.

Article 7
GENERAL

7.1	Security in Addition

The Security does not replace or otherwise affect any existing or future Lien held by any of the Holder Parties. Neither the taking of any proceeding, judicial or extra-judicial, nor the refraining from so doing, nor any dealing with any other security for any Indenture Obligations shall release or affect the Security. Neither the taking of any proceeding, judicial or extra-judicial, pursuant to this Security Agreement, nor the refraining from so doing, nor any dealing with any Collateral shall release or affect any of the other Liens held by any of the Holder Parties for the payment or performance of the Indenture Obligations.

7.2	No Merger

This Security Agreement shall not operate by way of a merger of the Indenture Obligations or of any guarantee, agreement or document by which the Indenture Obligations now or at any time hereafter may be represented or evidenced. Neither the taking of any judgment nor the exercise of any power of seizure or disposition shall extinguish the liability of the Company to pay and perform the Indenture Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation. No covenant, representation or warranty of the Company herein shall merge in any judgment.

7.3	Notices

Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Security Agreement shall be given or made and take effect in the manner provided for notices in the Collateral Trust Agreement.

7.4	Time of the Essence

Time is and shall remain of the essence of this Security Agreement and each of its provisions.

7.5	Governing Law

This Security Agreement shall be governed by, and construed and interpreted in accordance with, the laws in force in the Province of Ontario, including the federal laws of Canada applicable therein, but excluding choice of law rules. The Company irrevocably attorns to and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario located at Toronto with respect to any matter arising hereunder or related hereto. Such choice of law shall, however, be without prejudice to or limitation of any other rights available to the Holder Parties under the laws of any other jurisdiction where Collateral may be located.

7.6	Security Effective Immediately

Neither the issuance nor registration of, or any filings with respect to, this Security Agreement shall bind any of the Holder Parties to advance any amounts, grant any credit or supply any financial services to the Company, but the Security shall take effect forthwith upon the issuance of this Security Agreement by the Company.

7.7	Entire Agreement

There are no representations, warranties, covenants, agreements or acknowledgments whether direct or collateral, express or implied, that form part of or affect this Security Agreement or any Collateral, other than as expressed herein or in any other Indenture Document. The execution of this Security Agreement has not been induced by, nor does the Company rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in this Security Agreement and the other written agreements and other documents to be delivered pursuant hereto or contemporaneously herewith.

7.8	Provisions Reasonable

The Company acknowledges that the provisions of this Security Agreement and, in particular, those respecting rights of the Holder Parties or any Receiver against the Company, its property and any Collateral upon an Event of Default, are commercially reasonable and not manifestly unreasonable.

7.9	Invalidity

If any provision of this Security Agreement is found to be invalid or unenforceable, by a final judgment of a court of competent jurisdiction, to the fullest extent permitted by applicable law, (a) in such jurisdiction that provision shall be deemed to be severed herefrom and the remaining provisions of this Security Agreement shall not be affected thereby but shall remain valid and enforceable and (b) such invalidity or unenforceability shall not affect the validity or enforceability of such provision in any other jurisdiction. The Company shall, at the request of the Collateral Agent, negotiate in good faith with the Collateral Agent to replace any invalid or unenforceable provision contained in this Security Agreement with a valid and enforceable provision that has the commercial effect as close as possible to that of the invalid or unenforceable provisions, to the extent permitted by applicable law.

7.10	Successors and Assigns

This Security Agreement and the rights and obligations of the Collateral Agent hereunder may be assigned and transferred by the Collateral Agent to any successor or replacement Collateral Agent appointed pursuant to the Collateral Trust Agreement and any such assignee and transferee shall be entitled to all of the rights and bound by all of the obligations of the Collateral Agent hereunder. The Company may assign this Security Agreement or any right or obligation hereunder. This Security Agreement shall enure to the benefit of each of the Indemnified Parties and their respective successors and assigns and shall be binding on the Company, its legal representatives (including receivers) and its successors. Each reference in this Security Agreement to any person (including the Company and any Indemnified Party) shall (to the extent the context so admits) be construed so as to include the successors of that person and (in the case of each Indemnified Party) the assigns of that person as permitted by the Indenture Documents.

7.11	Statutory Waivers

To the fullest extent permitted by applicable law, the Company waives all of the rights, benefits and protections given by the provisions of any existing or future statute which imposes limitations upon the rights of a secured party or upon the methods of realization of security, including any seize or sue or anti-deficiency statute or any similar provisions of any other statute. In particular, the Company agrees that The Limitation of Civil Rights Act of the Province of Saskatchewan shall not apply to this Security Agreement or any of the rights of any of the Holder Parties or any Receiver hereunder.

7.12	Currency

All references in this Security Agreement to monetary amounts, unless specifically provided, are to lawful currency of Canada. All sums of money payable under the Indenture Documents shall be paid in the currency in which such sums are incurred or expressed as due thereunder.

7.13	Currency Conversions

If the Collateral Agent receives any Recovery in a currency (the “Recovered Amount”) which is different than the currency in which the Indenture Obligations are expressed (the “Contract Currency”), the Collateral Agent may convert the Recovered Amount to the Contract Currency at the rate of exchange which the Collateral Agent is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency. The amount of the Contract Currency resulting from any such conversion shall then be applied in accordance with the provisions of Section 6.17.

7.14	Judgment Currency

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the country giving such judgment (the “Judgment Currency”) any Indenture Obligation denominated in a different currency (the “Agreed Currency”), then the date on which the rate of exchange for conversion is selected by the court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Agreed Currency between the Conversion Date and the actual receipt by the Collateral Agent or any Receiver of the amount of such Indenture Obligation or under any such judgment, the Company will, notwithstanding any such judgment, pay all such additional amounts as may be necessary to ensure that the amount received by the Collateral Agent or Receiver in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Agreed Currency. The Company’s liability hereunder constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Security Agreement.

7.15	Change

No agreement purporting to change (other than an agreement purporting to waive performance or compliance with) any provision of this Security Agreement shall be binding upon the Company or the Collateral Agent unless that agreement is in writing and signed by the Company and the Collateral Agent. No waiver of performance or compliance with any provision hereof shall be binding upon any party hereto unless such waiver is in writing signed by the parties sought to be bound thereby.

7.16	Receipt of Copy

The Company acknowledges receipt of a copy of this Security Agreement and copies of the verification statements pertaining to the financing statements filed under the PPSA and under the personal property security statutes of other provinces by the Collateral Agent, on behalf itself and the other Holder Parties, in respect of this Security Agreement. To the extent permitted by applicable law, the Company irrevocably waives the right to receive a copy of each financing statement or financing change statement (or any verification statement pertaining thereto) filed under the PPSA or under such other personal property security statutes by any of the Holder Parties in respect of this Security Agreement or any other security agreement, and releases any and all claims or causes of action it may have against any Holder Party for failure to provide any such copy.

7.17	Limitation Period

The parties hereto agree to extend the limitation period under the Limitations Act, 2002 (Ontario), other than one established by Section 15 of that Act, applicable to this Security Agreement, and each provision hereof and any claim thereunder, to six (6) years, save and except to the extent the Real Property Limitations Act (Ontario) applies to any particular provision hereof or claim arising thereunder requiring a shorter limitation period which cannot be waived by an agreement made on this date.

7.18	Information

At any time the Collateral Agent may provide to any person that claims an interest in Collateral copies of this Security Agreement or information about it or about the Collateral or the Indenture Obligations.

7.19	Indenture to Govern

If there is any conflict between the provisions of this Security Agreement and the provisions of the Indenture, the provisions of the Indenture shall govern and apply to the extent of the inconsistency. Notwithstanding the foregoing, this Section 7.19 shall not apply to limit, restrict, prejudice or otherwise affect or impair in any way the rights of the Holder Parties under this Security Agreement after the Security has become enforceable.

TO WITNESS THIS AGREEMENT, the Company has caused this Security Agreement to be duly executed as of the date set out at the commencement hereof.

BANRO CORPORATION

By:
Name: Geoffrey Farr (signed)
Title: Corporate Secretary

SCHEDULE 1.1

DEFINITIONS

1.	General Definitions. Unless the context otherwise requires, in this Security Agreement the following terms are used with their corresponding defined meanings:

“Account Control Agreement” means:

(a)	with respect to any uncertificated Securities, except for Unlimited Liability Shares, included in the Collateral, an agreement (in form and substance satisfactory to the Collateral Agent) between the issuer of such uncertificated Securities, the Company and the Collateral Agent whereby such issuer agrees to, if an Event of Default has occurred and is continuing, comply with instructions that are originated by the Collateral Agent in respect of such uncertificated Securities, without the further consent of the Company or any other entitlement holder or person; and

(b)	with respect to any Securities Accounts or Security Entitlements included in the Collateral, an agreement (in form and substance satisfactory to the Collateral Agent) between a Securities Intermediary in respect of such Securities Accounts or Security Entitlements, the Company and the Collateral Agent to cause such Securities Intermediary to, if an Event of Default has occurred and is continuing, comply with any Entitlement Orders with respect to such Securities Accounts or Security Entitlements that are originated by the Collateral Agent, without the further consent of the Company or any other entitlement holder or person.

“Accounts” in relation to the Company means all accounts including rights to receive royalties or license fees, which are now owned by or are due, owing or accruing due to the Company or which may hereafter be owned by or become due, owing or accruing due to the Company or in which the Company now or hereafter has any other rights, including all debts, claims and demands of any kind whatever, claims against the Crown and claims under insurance policies, and (as the context so admits) any item or part thereof.

“Chattel Paper” in relation to the Company means all chattel paper in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Collateral” means all of the property and other items made subject to the Liens created under Section 2.1, wherever located, now or hereafter owned by the Company or in or to which the Company now or hereafter has rights, including all such rights, and (as the context so admits) any item or part thereof.

“Documents of Title” in relation to the Company means all documents of title, whether negotiable or non-negotiable, including all warehouse receipts and bills of lading, in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Equipment” in relation to the Company means all goods in which the Company now or hereafter has rights, other than Inventory or consumer goods, and (as the context so admits) any item or part thereof.

“Excluded Assets” means:

(a)	property, plant and equipment owned by the Company on the Issue Date or thereafter acquired that is subject to a Lien securing a mortgage financing, purchase money obligation or Capitalized Lease Obligation permitted to be incurred pursuant to the provisions of the Indenture if the contract or other agreement in which such Lien is granted (or the documentation providing for such purchase money obligation or Capitalized Lease Obligation) validly prohibits the creation of any other Lien on such assets; and

(b)	any Collateral described in Section 2.14;

(c)	any Collateral described in Section 2.15; and

(d)	any Collateral described in Section 2.19;

provided, however, that Excluded Assets shall not include any Proceeds or Replacements of any Excluded Assets referred to in clause (a), (b), (c) or (d) above (unless such Proceeds or Replacements would constitute Excluded Assets referred to in clause (a), (b), (c) or (d) above).

“Holder Party” means each Holder, the Collateral Agent and the Trustee, as the context requires.

“Indemnified Party” is used with the defined meaning assigned in Section 4.8.

“Indenture” is used with the defined meaning assigned in the background to this Security Agreement.

“Instruments” in relation to the Company means all letters of credit, advices of credit and all other instruments in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Intangibles” in relation to the Company means all intangibles, all IP Licences and all authorizations of whatever kind in which the Company now or hereafter has rights, including all of the Company’s choses in action, contractual rights, goodwill and Intellectual Property, and (as the context so admits) any item or part thereof.

“Intellectual Property” means trade secrets, confidential information and know-how, Software, patents, trade marks, patent or trade mark rights, registrations and applications, designs, logos, indicia, trade names, corporate names, company names, business names, trade styles, business identifiers, fictitious business names or characters, copyrights and copyright registrations and applications, integrated circuit topography rights, registrations and applications, semi-conductor chip rights, designs, design patents and other industrial design rights, registrations and applications, goodwill, letters patent and other industrial or intellectual property of whatever kind in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Inventory” in relation to the Company means all inventory of whatever kind in which the Company now or hereafter has rights, including all goods, wares, merchandise, materials, supplies, raw materials, goods in process, finished goods and other tangible personal property, including all goods, wares, materials and merchandise used or procured for packing or storing thereof, now or hereafter held for sale, lease, resale or exchange or that are to be furnished or have been furnished under a contract of service or that are used or consumed in the business of the Company, and (as the context so admits) any item or part thereof.

“Investment Property” in relation to the Company means all investment property in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“IP Licence” in relation to the Company means any license agreement pursuant to which the Company is granted a right to use Intellectual Property or the Company grants a right to use Intellectual Property.

“Licence” in relation to the Company means (i) any authorization from any governmental authority having jurisdiction with respect to the Company or its property, (ii) any authorization from any person granting any easement or license with respect to any real or immovable property and (iii) any IP Licence.

“Money” means all money in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Operating Right” is used with the defined meaning assigned in Subsection 2.15(a).

“PPSA” means the Personal Property Security Act (Ontario) and the regulations issued thereunder.

“Proceeds” means all proceeds and personal property in any form derived directly or indirectly from any disposal of or other dealing with any Collateral, or that indemnifies or compensates for such Collateral stolen, lost, destroyed or damaged, and proceeds of Proceeds whether or not of the same type, class or kind as the original Proceeds, and (as the context so admits) any item or part thereof.

“Receiver” means any receiver for the Collateral or any of the business, undertakings, property and assets of the Company appointed by the Collateral Agent pursuant to this Security Agreement or by a court on application by the Collateral Agent.

“Records” means all books, accounts, invoices, letters, papers, security certificates, documents and other records in any form evidencing or relating in any way to any item or part of the Collateral and all agreements, Licences and other rights and benefits in respect thereof, and (as the context so admits) any item or part thereof.

“Recovery” means any monies received or recovered by the Collateral Agent pursuant to this Security Agreement on account of the Indenture Obligations, whether pursuant to any enforcement of the Security, any proceeding, any settlement thereof or otherwise.

“Replacements” means all increases, additions and accessions to, and all substitutions for and replacements of, any item or part of the Collateral, and (as the context so admits) any item or part thereof.

“Securities” in relation to the Company means all shares, stock, warrants, bonds, debentures, debenture stock, bills, notes and other securities in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Security” means the Liens created by this Security Agreement.

“Security Agreement” means this security agreement and all schedules attached hereto. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Security Agreement and not to any particular section or portion of it. References to an “Article”, “Section”, “Subsection” or “Schedule” refer to the applicable article, section, subsection or schedule of this Security Agreement.

“Security Entitlement” in relation to the Company means all security entitlements in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

“Software” means computer programs and databases owned by or licenced to the Company in whatever form and on whatever medium those programs or databases might be expressed, fixed, embodied or stored from time to time, including the object code and source code versions thereof and all corrections, updates, enhancements, translations, modifications, derivations and new versions thereof, together with both the media upon or in which such software and databases are expressed, fixed, embodied or stored (such as disks, diskettes, tapes and semiconductor chips), and all flow charts, manuals, instructions, documentation and other material relating thereto.

“STA” means the Securities Transfer Act (Ontario).

“Unlimited Company” means any unlimited company incorporated or otherwise constituted under the laws of the Province of Alberta or Nova Scotia or any similar body corporate formed under the laws of any other jurisdiction whose members may at any time become responsible for any of the obligations of that body corporate.

“Unlimited Liability Shares” in relation to the Company means member or shareholder interests in an Unlimited Company in which the Company now or hereafter has rights, and (as the context so admits) any item or part thereof.

SCHEDULE 3.1

LOCATIONS OF REGISTERED OFFICE, CHIEF EXECUTIVE OFFICE,
PRINCIPAL PLACE OF RESIDENCE,
PLACES OF BUSINESS, RECORDS AND COLLATERAL

BANRO CORPORATION

Jurisdiction of Incorporation:	Canada

Registered Office:	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3

Chief Executive Office:	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3

Places of Business:	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3

Locations of Records:	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3

Locations of Tangible Collateral:	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3

Jurisdictions of Residence of Chief Executive Officer:	United Kingdom

SCHEDULE 3.2

LIST OF INTELLECTUAL PROPERTY

OWNED BY BANRO CORPORATION

ITEM #	DESCRIPTION*	REGISTRATION #	APPLICATION #
1.	Nil

LICENSED TO BANRO CORPORATION

ITEM #	LICENSOR	DESCRIPTION*	REGISTRATION #	APPLICATION #
1.	Nil

LICENSED BY BANRO CORPORATION TO OTHERS

ITEM #	LICENSOR	DESCRIPTION*	REGISTRATION #	APPLICATION #
1.	Nil

*	Descriptions should break out those rights which are registered or subject to application with relevant registration and application file particulars.

SCHEDULE 3.3

LIST OF SECURITIES AND SECURITIES ACCOUNTS

BANRO CORPORATION

Securities:

Registered Owner	Issuer	Certificate Number	Description of Interest	% of Outstanding Interests
Banro Corporation	Banro Congo Mining SARL	1	Shares	99.9%
Banro Corporation	Kamituga Mining SARL	1	Shares	99.9%
Banro Corporation	Lugushwa Mining SARL	1	Shares	99.9%
Banro Corporation	Namoya Mining SARL	1	Shares	99.9%
Banro Corporation	Twangiza Mining SARL	1	Shares	99.9%
Banro Corporation	Delrand Resources Limited	GS80	Common Shares	35.64%
Banro Corporation	Delrand Resources Limited	Unknown	Common Shares	

Security Entitlements:

Firm	Securities Account No(s)
RBC Dominion Securities Inc.	[redacted]
TD Canada Trust	[redacted]

SCHEDULE 3.4

LIST OF BANK ACCOUNTS

BANRO CORPORATION

Bank/Trust Company	**Branch Address**	**Account No.**
TD Canada Trust	York & Adelaide Branch 141 Adelaide Street West Toronto, ON M5H 3L5	[redacted]

SCHEDULE 3.5

CHATTEL PAPER

Nil.

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